SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                          BRADLEY PHARMACEUTICALS, INC.
                          -----------------------------
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                  10457 6 10 3
                                  ------------
                                 (CUSIP Number)

                            Berlex Laboratories, Inc.
                      340 Changebridge Road, P.O. Box 1000
                        Montville, New Jersey 07045-1000
                          Attention: Frank Curtis, Esq.
                                 (973) 487-2591
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               - with a copy to -

                               Jerry Genberg, Esq.
           Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 15, 2001
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

CUSIP NO. 10457 6 10 3          SCHEDULE 13D                  Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BERLEX LABORATORIES, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,970,000 (See Item 5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,970,000 (See Item 5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,970,000 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 10457 6 10 3          SCHEDULE 13D                  Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SCHERING BERLIN INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,970,000 (See Item 5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,970,000 (See Item 5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,970,000 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

      This Amendment is filed on behalf of Berlex Laboratories, Inc., a Delaware corporation, and its affiliate and amends and supplements the Schedule 13D dated December 31, 1996, as amended by Schedule 13D Amendment No.1 filed as of September 27, 1997, with respect to the Class A Common Stock of Bradley Pharmaceuticals, Inc. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, as amended.

Cover Page.

            The responses set forth in disclosure items 7, 9, 11 and 13 of the
Schedule 13D cover page are hereby amended and restated as follows:

            (7) 1,970,000 (See Item 5)
            (9) 1,970,000 (See Item 5)
            (11) 1,970,000 (See Item 5)
            (13) 23.8%

Item 2. Identity and Background.

            Schedule 1 to the Schedule 13D, as amended, is hereby deleted in its entirety and replaced with Schedule 1 attached to this Amendment No. 2. All statements made in the Schedule 13D, as amended, regarding the persons listed on
Schedule 1 are hereby incorporated by reference and made with respect to the persons listed on Schedule 1 attached to this Amendment No. 2.

Item 4. Purpose of Transaction

      Item 4 is amended and restated in its entirety as follows:

      Berlex acquired its Class A Common Stock for investment purposes in connection with Amendment No. 5 and Amendment No. 6 (as described in Item 3). Berlex does not, nor does it seek to, exercise control over the Issuer through its ownership of Class A Common Stock. Berlex intends continuously to review its investment in the Issuer, and, from time to time, continue to sell shares of Class A Common Stock if it so decides based on market conditions and other relevant factors. In reaching any decision with respect to its investment, Berlex will take into consideration various factors, such as the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Class A Common Stock, available opportunities to acquire or dispose of the Class A Common Stock or realize trading profits, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of its review of any or all of the aforementioned factors, Berlex may decide to purchase additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or to sell at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or a portion of the Class A Common Stock now owned or hereafter acquired by Berlex, including sales in the open market pursuant to Rule 144(k) promulgated under the Securities Act of 1933 and sales upon the effectiveness of the registration statement relating to Berlex's Class A Common Stock (the "Registration Statement"), which Registration Statement the Issuer has agreed to use its best efforts to file on or prior to September 30, 1997 (as described in Item 6).

      Other than as described above in this Item 4, Berlex's agreement to vote its shares of Class A Common Stock in favor of the proposal to be made by the Issuer to reincorporate the Issuer in Delaware (as described in Item 3), and shares which may be acquired upon the exercise of the Warrant, if issued (as described in Item 3), neither Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Company

      Item 5 is amended and restated in its entirety as follows:

(a) As of June 22, 2001, the Reporting Persons are the beneficial owners of 1,970,000 shares of Class A Common Stock (including 1,220,000 shares and 750,000 shares issuable upon exercise of the Warrant (described in Item
      3), representing approximately 23.8% of the total issued and outstanding Class A Common Stock of the Issuer. The calculation of the foregoing percentage is based upon the number of shares of Class A Common Stock of the Issuer as reflected in the Issuer's Form 10-QSB for the quarterly period ended March 31, 2001.

(b) Berlex possesses the sole power to vote and the sole power to dispose of the 1,970,000 shares of Class A Common Stock beneficially owned by it; provided however, that Berlex may vote the shares of Class A Common Stock beneficially owned by it only as permitted under Section 9 of Amendment No. 6 (described in Item 6 below).

(c) To the best knowledge of the Reporting Persons, except for those sales made by Berlex in reliance on Rule 144(k) as set forth on Schedule 2, there have been no transactions by any Reporting Person or by any other person named on Schedule 1 attached hereto in securities of the Issuer during the past 60 days.

(d) Berlex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by it.

(e)   Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2001                        BERLEX LABORATORIES, INC.


                                            By: /s/ John Nicholson
                                                ------------------
                                            Name: John Nicholson
                                            Title: Treasurer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2001                        SCHERING BERLIN INC.


                                            By: /s/ John Nicholson
                                                ------------------
                                            Name: John Nicholson
                                            Title: Treasurer

                                   SCHEDULE 1
================================================================================

A. EXECUTIVE OFFICERS AND DIRECTORS OF BERLEX LABORATORIES, INC.

The name, business address, citizenship and present principal occupation or employment (in addition to any set forth in Section B of this Schedule 1) of each executive officer and director of Berlex Laboratories, Inc. is set forth below.

============================================================================================================

Name and Business Address              Citizenship               Title and Principal
                                                                 Occupation or Employment
============================================================================================================
Lutz Lingnau                           Germany                   Chairman of the Board of Directors
Schering Berlin Inc.
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Robert A. Chabora                      USA                       Director; Vice President and Secretary
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Jorge Engel                            Germany                   Director; Vice President
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Wolfgang Kunze                         Germany                   Director; Vice President and Chief
Schering Berlin Inc.                                             Financial Officer
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Elise Klein                            USA                       Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000

------------------------------------------------------------------------------------------------------------

Dr. Jeff Latts                         USA                       Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Robert Milos                           USA                       Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Reinhard Franzen                       Germany                   Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

John Nicholson                         USA                       Treasurer
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Dr. Wolfgang Kehr                      Germany                   Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000
------------------------------------------------------------------------------------------------------------

Karling Alice Leung                    USA                       Vice President
Berlex Laboratories, Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000
------------------------------------------------------------------------------------------------------------

John Rotondo                           USA                       Vice President
Berlex Laboratories, Inc.
340 Changebridge Road

------------------------------------------------------------------------------------------------------------
P.O. Box 1000
Montville, New Jersey
07045-1000
------------------------------------------------------------------------------------------------------------

B. EXECUTIVE OFFICERS AND DIRECTORS OF SCHERING BERLIN INC.

The name, business address, citizenship and present principal occupation or employment (in addition to any set forth in Section A of this Schedule 1) of each executive officer and director of Schering Berlin Inc. is set forth below.

------------------------------------------------------------------------------------------------------------

Lutz Lingnau                           Germany                   President and Chief Executive Officer;
Schering Berlin Inc.                                             Vice Chairman of the Board of Directors;
340 Changebridge Road                                            Member of Executive Board of Schering AG,
P.O. Box 1000                                                    Germany
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Robert A. Chabora                      USA                       Executive Vice-President; Secretary and
Schering Berlin Inc.                                             General Counsel
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Wolfgang Kunze                         Germany                   Director; Executive Vice-President and
Schering Berlin Inc.                                             Chief Financial Officer
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

John Nicholson                         USA                       Treasurer
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey 07045-1000
------------------------------------------------------------------------------------------------------------

Dr. Hubertus Erlen                     Germany                   Chairman of the Board of Directors;
Schering AG, Germany                                             Chairman of Executive Board of Schering
Millerstrasse 178                                                AG, Germany
D-13350 Berlin
Germany
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Dr. Ulrich Koestlin                    Germany                   Director; Member of Executive Board of
Schering AG, Germany                                             Schering AG, Germany
Millerstrasse 178
D-13350 Berlin
Germany
------------------------------------------------------------------------------------------------------------

Prof. Dr. Klaus Pohle                  Germany                   Director; Vice-Chairman of the Executive
Schering AG, Germany                                             Board of Schering AG, Germany
Millerstrasse 178
D-13350 Berlin
Germany
------------------------------------------------------------------------------------------------------------

Prof. Guenter Stock                    Germany                   Vice-Chairman of the Board of Directors;
Schering AG, Germany                                             Member of the Executive Board of Schering
Millerstrasse 178                                                AG, Germany
D-13350 Berlin
Germany
------------------------------------------------------------------------------------------------------------

Jorge Engel                            Germany                   Executive Vice President
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000
------------------------------------------------------------------------------------------------------------
                                                                 Vice President
Jane Kramer                            USA
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, New Jersey
07045-1000
============================================================================================================

                                   Schedule 2

Trade Date                         Shares                     Price per Share
----------                         ------                     ---------------

06-14-01                            40,000                    $4.1531

06-15-01                            75,000                    $4.4283

06-18-01                            12,500                    $4.82

06-19-01                            20,000                    $4.37

06-20-01                            20,000                    $4.3812

06-21-01                            35,000                    $4.5607

06-22-01                            27,500                    $4.7073